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                             May 30, 2024

       Matthew Franklin
       President and Chief Financial Officer
       Akili, Inc.
       71 Commercial Street, Mailbox 312
       Boston, MA 02109

                                                        Re: Akili, Inc.
                                                            Schedule 14D-9C
Filed May 29, 2024
                                                            File No. 005-92647

       Dear Matthew Franklin:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 14D-9C Filed May 29, 2024

       General

   1. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of
                                                        the Securities Exchange
Act of 1934 in the 'Forward-looking Statements' section of the
                                                        Schedule 14D-9 and each
of its exhibits. Note that the safe harbor protections for forward-
                                                        looking statements
contained in U.S. federal securities laws do not apply to statements made in connection with
a tender offer. See Section 27A(b)(2)(C) of the Securities Act of
                                                        1933 and Section
21E(b)(2)(C) of the Securities Exchange Act of 1934. See also telephone
interpretation I.M.2 in the July 2001 Supplement to the Division of Corporation
                                                        Finance   s Manual of
Publicly Available Telephone Interpretations. Please refrain from making further
references to these safe harbor protections for forward-looking statements in any future
communications relating to the Offer.
              We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Matthew Franklin
Akili, Inc.
May 30, 2024
Page 2

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameMatthew Franklin                        Sincerely,
Comapany NameAkili, Inc.
                                                          Division of
Corporation Finance
May 30, 2024 Page 2                                       Office of Mergers &
Acquisitions
FirstName LastName